April 4, 2025

Donald J. Puglisi
Managing Director
Axiom Intelligence Acquisition Corp 1
45 Pall Mall
London SW1Y 5JG
United Kingdom

        Re: Axiom Intelligence Acquisition Corp 1
            Draft Registration Statement on Form S-1
            Submitted March 10, 2025
            CIK No. 0002057030
Dear Donald J. Puglisi:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please revise paragraph 8 to disclose whether compensation and securities issuance may result in a material dilution of the purchasers' equity interests. Please refer to
       Item 1602(a)(3) of Regulation S-K.
Summary, page 1

2. We note your disclosure on page 61 that you may seek additional financing. Please revise your summary to provide the information required by Item 1602(b)(5) of
       Regulation S-K.
 April 4, 2025
Page 2
3. Please revise your summary section to provide the tabular and related compensation disclosure required by Item 1602(b)(6) of Regulation S-K.
The Offering
Founders Shares, page 12

4. We note disclosure on page 14 and elsewhere in the filing that if the non-managing sponsor investors purchase all of the units for which they have expressed interest or otherwise hold a substantial number of units, then they will potentially have different interests than other public shareholders. Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and private units.
Ability to extend time to complete business combination, page 19

5. Please provide all of the disclosure required by Item 1602(b)(4) of Regulation S-K including whether there are any limitations on the number of extensions, including the number of times. Also disclose the consequences to the sponsor of not completing an extension of this time period.
Conflicts of Interest, page 33

6. We note your disclosure on page 34 that your "sponsor, officers, or directors may sponsor or form other special purpose acquisition companies similar to [yours] or may pursue other business or investment ventures during the period in which [you] are seeking an initial business combination." Please clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 146. Please refer to Items 1602(b)(7) and 1603(b) of Regulation S-
       K.
Dilution, page 93

7. Please expand your narrative disclosure to include a discussion of each material potential source of future dilution. Your revisions should address, but not be limited to, the Share Rights and shares that may be issued in connection with the conversion of the Working Capital Loans. Reference is made to Item 1602(c) of Regulation S-K.
Proposed Business, page 101

8. We note your disclosure on page 116 that you have not "contacted any of the prospective target businesses that [your] management team in their prior SPACs had considered and rejected as target businesses to acquire." Please provide the disclosure required by 1603(a)(3) of Regulation S-K or advise. Please also revise your disclosure regarding your management's experience as appropriate.
 April 4, 2025
Page 3

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Joshua N. Englard, Esq.